Exhibit 99.1

GENFIT announces the successful completion of a key milestone in the partial buyback and amendment of its OCEANEs

-	Partial buyback of 47.6% of the OCEANEs for a total amount of 47.48 million euros
-	85.70 million euros convertible debt potentially cancelled, leading to a residual debt of 94.30 million euros (versus 180 million euros previously)
-	Buyback subject to October 2025 maturity extension and conversion ratio increase from 1:1 to 1:5.5
-	Final approval of terms of OCEANEs subject to the January 2021 shareholders’ and bondholders’ general meetings

Lille (France), Cambridge (Massachusetts, United States), December 7, 2020 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and chronic liver diseases, today announces that it has signed bond repurchase agreements with holders of its convertible bonds maturing in October 2022 (the “OCEANEs”).

Pascal Prigent, CEO of GENFIT, commented: “We are delighted to have reached this key milestone, and would like to thank the OCEANE holders who supported the Company’s buyback proposal for the significant efforts they have made to support the company's future evolution. The restructuring of the OCEANEs is an important step in the execution of our corporate strategy and I am confident that our shareholders and OCEANE holders will now vote in favor of this transaction. Indeed, it will enable us to operationally and financially implement our strategic plan focused on the development of elafibranor in ELATIVE™, our Phase 3 PBC trial, as well as further expand our NIS4™ technology for NASH diagnosis. The current deal structure essentially cuts our debt in half and pushes its maturity to Q4 2025, which should give us ample opportunity to maximize the commercial potential of our assets and create significant value for bond holders and shareholders alike.”

Final results of the partial buyback, and amendments of the existing terms and conditions of the OCEANEs

Following competition of the fixed-price reverse bookbuilding process begun on November 23, the Company has signed bond repurchase agreements with OCEANEs holders to buyback a total of 2,895,260 OCEANEs at a price of €16.40 per OCEANE, representing a total repurchase price of 47.48 million euros.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

The repurchased OCEANEs represent 47.6% out of the 6,081,081 outstanding OCEANEs and 85,699,696 euros in nominal amount.

Following the cancellation of the OCEANEs that will be repurchased in the partial buyback, 3,185,821 OCEANEs would remain outstanding, representing a residual nominal amount of 94,300,301.6 euros.

The settlement of the OCEANEs buyback remains contingent on – and will occur after – the approval by GENFIT shareholders and OCEANEs holders of the following adjustments to the terms:

o	New maturity date of October 16, 2025;
o	Increase of the conversion ratio from 1:1 to 1:5.5, resulting in an implied conversion price of €5.38 per share;

o	Deferral of the initiation of the early redemption period[1] in the OCEANEs terms and conditions (initiating on November 3, 2023); and
o	Amendment of the ratchet clause, adjusting the conversion ratio in the event of a tender offer targeting GENFIT shares, to incorporate the extension of the OCEANEs maturity date until 2025. The adjustment would be calculated from the date of approval by the OCEANEs holders of the amended terms and conditions (i.e. the date on which the OCEANEs holders meeting would be held) until the new maturity date (i.e. October 16, 2025).

(The “OCEANEs Amendments”)

The nominal value and redemption price of the OCEANEs will remain unchanged at €29.60 per OCEANE. The existing terms and conditions of the OCEANEs not mentioned above will remain unchanged.

In order to obtain approval of the OCEANEs Amendments, the Company will convene a general meeting of its shareholders on January 13, 2021. Should the quorum not be achieved, a second shareholders meeting will be convened on January 25, 2021, in addition to an OCEANEs bondholder general meeting on January 25, 2021.

1     Early redemption at the Company’s option to encourage the conversion of the OCEANEs into shares, in the event where the share price exceeds 150% of the conversion price within a specified period.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

The buyback price of €16.40 includes the accrued interest for the period since the latest interest payment date, on October 16, 2020, until the buyback settlement date, expected to be January 29 2021, at the latest. For illustrative purposes, should an effective buyback date occur on January 29, 2021, the buyback price per bond (excluding accrued interests) would be €16.10, and the accrued interest amount would be €0.30. A change in the buyback settlement date (either earlier or later) will not lead to any change of the buyback price2.

Should the new conversion ratio be accepted, the implied conversion price (nominal amount of €29.60 divided by the 1:5.5 conversion ratio) would be €5.38 per bond. This represents a conversion premium3 of 18.8% compared to the closing share price on December 4, 2020 (€4.53), and a 32.2% premium compared to the volume weighted average price between November 16 and November 20, 2020 (i.e. the five trading days prior to the announcement of the final terms of the transaction on November 23, 2020) 4.

Based on the new conversion ratio, 17,522,016 new shares could be issued upon conversion5 of all OCEANEs remaining post-buy-back, representing 45.1% of the current share capital of the Company (versus 15.6% with the current conversion ratio). In the event of a full conversion of the OCEANEs at maturity, the OCEANEs holders would own 31.08% of the share capital of the Company, and 30.8% should all the outstanding stock options and share warrants (BSA) be exercised, and all the outstanding free shares vest (based on instruments outstanding as of December 31, 2019).

Independent Expert and Prospectus

Following recommendation of a committee composed of a majority of independent directors, the Company’s Board of Directors has appointed an independent expert to review the balance of the terms of the transaction between the shareholders and OCEANE holders. This has been done on a voluntary basis and the report will be made publicly available.

As a result of the new conversion ratio, in the event of a full conversion of the OCEANEs outstanding post-buyback, the number of shares that would potentially be issued, would be higher than 20% of the share capital6 and the Company will file with the French Autorité des Marchés Financiers (AMF) a listing prospectus composed of the Company’s 2019 Universal Registration Document filed with the AMF on May 27, 2020 under number D.20-0503, an amendment of this Universal Registration Document, a securities note (note d’opération) and a summary of the prospectus, for approval by the end of December 2020.

2       The OCEANE price on Euronext AccessTM includes accrued interests (“dirty price”) and is not a clean price.

3       The conversion premium represents the difference between the share price and the implied conversion price of the OCEANE.

4       The volume weighted average price between November 16 and November 20, 2020 is equal to €4.07.

5       Or bought in case of exchange for existing shares as permitted in the OCEANEs documentation.

6       Maximum threshold for the exemption of a listing prospectus set by Article 1 (5) (a) of the EU Regulation

« Prospectus » n°2017/1129 dated June 14, 2017.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

Additional information relating to the convening of the shareholders’ extraordinary general meeting

Due to the ongoing lockdown and prohibition on public gatherings currently imposed by the French government to prevent the spread of Covid-19, the Board of Directors of the Company decided that the extraordinary shareholders’ meeting will be held behind closed doors, that is to say without the presence of shareholders and other persons who are usually entitled to attend, in accordance with the provisions of article 4 of Ordinance no. 2020-321 of March 25, 2020 adapting the rules for meeting and deliberation of meetings and governing bodies of legal persons and entities without legal personality of private law due to the Covid-19 epidemic, which application period has been extended and terms have been modified by the Ordinance no. 2020-1497 of December 2, 2020.

The convening notice published in the French legal announcements bulletin (Bulletin des Annonces Légales Obligatoires) and made available in the Investors & Media section of the Company’s website (https://ir.genfit.com/financial-information/shareholders-meeting) outlines the procedures by which shareholders may participate in the shareholders’ extraordinary general meeting, notwithstanding the exceptional measures required in order to comply with regulatory constraints and ensure the health and safety of our shareholders.

Shareholders may provide their voting instructions via the Internet through the VOTACCESS platform. A tutorial to familiarize shareholders with this online voting platform will be available in the same section of the website, as well as a toll-free number (France only: 0800 94 06 51) to call with any questions regarding how to participate to the shareholders’ extraordinary general meeting.

In accordance with Article 3 of Ordinance no. 2020-1497 of December 2, 2020, the Company will broadcast the shareholders’ extraordinary general meeting live except if technical reasons make it impossible or severely trouble such broadcast. The Company will also ensure a replay of such broadcast. Every written question asked by shareholders, together with the answers given in accordance with the third and fourth paragraphs of Article L. 225-108 of the French Code de commerce, will be published in the dedicated section of the Company’s website provided for in the fourth paragraph of such article.

Documentation regarding the shareholders’ extraordinary general meeting will be made available to shareholders in accordance with existing regulations on the Company’s website, in the Investors & Media section (https://ir.genfit.com/financial-information/shareholders-meeting).

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4

Further details on the convening of the OCEANEs holders’ meeting to be held on January 25, 2020 will be made available later on.

Anticipated Calendar of Events

December 7, 2020	Publication of the convening notice (avis de reunion valant convocation) of the shareholders’ extraordinary general meeting

December 16, 2020	Publication of the meeting notice (avis de réunion) of the OCEANEs holders’ general meeting

Before end of December 2020	Submission of the amendment to the Universal Registration Document and approval of the prospectus by the AMF Publication of the prospectus

January 13, 2021

Shareholders’ extraordinary general meeting upon first convocation

Press release announcing the results of the shareholders’ extraordinary general meeting or, due to the required quorum not being reached, second convening notice (avis de convocation) of the shareholders extraordinary general meeting

January 25, 2021	Shareholders’ extraordinary general meeting upon second convocation OCEANEs holders’ general meeting

January 27, 2021	Decision of Chief Executive Officer authorising the OCEANEs Amendments

January 29, 2021 (at the latest)	OCEANEs partial buyback settlement date

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in a Phase 3 clinical trial evaluating elafibranor in patients with primary biliary cholangitis (PBC). As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	5

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding our capacity to renegotiate the terms of our OCEANEs convertible bonds and that the final terms of this proposal will be approved by the shareholders’ general meeting and general meeting of OCEANEs holders. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des marchés financiers (“AMF”), including those listed in Section 4 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on May 27, 2020 under n° D.20-0503, which is available on GENFIT’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s 20-F dated May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	6

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	7